

April 27, 2012

Via Facsimile
Kit Leong Low
Chief Financial Officer
Focus Media Holding Limited
Unit No. 1, 20th Floor, The Centrium
60 Wyndham Street
Central, Hong Kong

> **Re:** **Focus Media Holding Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2010**
> **Filed June 20, 2011**
> **File No. 000-51387**

Dear Mr. Low:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Facsimile
        Chris Lin, Esq.
        Daniel Fertig, Esq.
        Simpson Thacher & Bartlett LLP